United law office

北京市联法律师事务所

22F, OFFICE TOWER 1, 18 JIANGUOMENNEI AVENUE,
BEIJING 100005, CHINA
TEL:（8610）65180808 MOBILE:13801326823
EMAIL:zhangyu5968@sina.com

Lawyer Verification Letter

We, the lawyers of Beijing United Law Office, People Republic of China, have been authorized by Hyperera Technology (Beijing) Co., Inc.（"Hyperera"）, to put foreword our opinions on "Loan Supplementary Agreement Ⅲ"（"the agreement"）, signed by Hyperera and Greensaver Corporation（"Greensaver"）on March 25, 2014.

According to the Contract Law Of The People's Republic Of China （the "Contract Law"）and the Company Law Of The People's Republic Of China（the "Company Law"）, we set out our general comments on the legality of the agreement.

1. Both Hyperera and Greensaver agree that according with the "letter of investment", the shares of equity capital of ￥10,000,000 transferred to the loan from Hyperera to Greensaver, and both sides agree to revise the repayment schedule.

Article 77 of the Contract Law provides that A contract may be amended if the parties have so agreed. Therefore, Hyperera and Greensaver may amend contracts signed before on the base of agreement.

In practice of Chinese courts, the capital of loan shall be protected by law, but the interest of loan , in many cases, shall not be held lawful by Chinese courts. If there is a lawsuit between Hyperera and Greensaver, Hyperera may argue that the capital ￥10,000,000 should be repaid by Greensaver.

With respect to the actual situation of bankruptcy of Greensaver, the above amendment could ensure, on the respect of law, that Hyperera has the right to recover the debt of ￥10,000,000, avoiding the risk of share investment.

2. Greensaver agrees, before returning the loan, if Greensaver implement the joint-stock reform, under the same conditions, Hyperera has right to exercise the priority of the debt –equity swap.

Article 99 of the Company Law provides that Where conversion of a limited liability company to a joint stock limited company is approved in accordance with the law， the total value of the converted shares shall be equivalent to the company's net assets value. Where conversion of a limited liability company to a joint stock limited company is approved in accordance with the law， and its shares are offered to the public for the purpose of increasing capital， such share offer shall be carried out in accordance with the provisions herein governing public share offer.

Because the company's net assets value includes the creditor’s rights, the creditor’s rights may be changed into joint-stock. The item 2 is lawful.

In summery, the agreement ensures that Hyperera has the legitimate creditor's rights to ￥10,000,000, and reserves the priority of the debt –equity swap.

United law office

zhang Yu